UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 22, 2020, (i) Weiqi Chen resigned from his position as a member of the Board of Directors of Wins Finance Holdings Inc. (the “Company”), and (ii) Xiaofeng Zhong resigned from his position as a member of the Board of Directors of the Company.

On December 22, 2020, the Company’s Board of Directors appointed Zhongkuo Liu and Jianhua Huang as directors of the Company to fill the vacancies created by the resignations described above. Each of Mr. Liu and Mr. Huang will serve on each of the [Audit Committee, Nominating Committee and Compensation Committee] of the Board of Directors and Mr. Liu will serve as Chairman of the Audit Committee.

On December 22, 2020, the Company’s Board of Directors appointed Yuchan Cheng, current CFO, as Executive Director of the Company.

Mr.Zhongkuo Liu has served as Chairman at Shenzhen Plural Capital Management., LTD since March 2015. He has also served as CEO at the Holistic Asset Finance Group since March 2015. From March 2017 to November 2018, Mr. Liu served as Vice President of Mirach Energy Limited, a public company in Singapore. He also served as General Manager of Beijing Hongrust Cultural Industry Investment Management Co. Ltd from January 2014 to February 2015. Mr. Liu completed his MSc program in Applied Mathematics and Finance from the East Asia Campus of Harvard Business School.

Mr. Jianhua Huang co-founded Beijing Guoye Fugui Fund Management Company and has served as its vice general manager since January 2016. From November 2013 to December 2015, Mr. Huang served as manager of investment department at Zhejiang Jinzhou Pipeline Technology Co. LTD. From March 2011 to October 2013, Mr. Huang served as vice manager of investment department at Jilin Aodong Pharmaceutical Group Co., Ltd. From Jun 2008 to December 2011, he served as vice manager of financial department at Anhui Fengyuan Group Co. LTD. Mr. Jianhua Huang is an economist, and experienced on investment management, financing, acquisitions and reorganizations. Mr. Huang got his college degree of finance from Hubei Institute of Finance and Economics.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2020

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name: Renhui Mu
Title: Chief Executive Officer